UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 20, 2004



COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**000-32979**	**94–3392885**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Market Street, Steuart Tower
Suite 1300
San Francisco, CA 94105

(Address of principal executive offices)

Registrant's telephone number, including area code: (415) 644-8700

Not Applicable

(Former name or former address, if changed since last report.)

Item 5.   Other Events and Regulation FD Disclosure.

Commerce One, Inc. is filing this Report on Form 8-K to report that we do not currently meet the listing requirements of either the Nasdaq National Market or Nasdaq SmallCap Market and to explain the possible effects if our common stock were delisted from the Nasdaq National Market and was unable to be listed on the Nasdaq SmallCap Market. Except as described below, this Report on Form 8-K does not purport to provide a general update or discussion of any other developments at or affecting Commerce One.

Current Noncompliance with Listing Requirements of Nasdaq National Market and Nasdaq SmallCap Market

Our common stock is currently listed on the Nasdaq National Market. As a result of the recent decline in our market capitalization, our negative stockholders' equity and history of losses, we do not currently meet the listing requirements of either the Nasdaq National Market or the Nasdaq SmallCap Market. Among other things, the Nasdaq National Market continued listing requirements require listed companies to maintain either stockholders' equity of at least $10 million or market capitalization of at least $50 million. For companies that are already listed on, or transfer to, the Nasdaq SmallCap Market, stockholders' equity of at least $2.5 million or market capitalization of at least $35 million is required. As of March 31, 2004, we had negative stockholders' equity of ($5.5) million and as of May 20, 2004 our market capitalization had dropped to approximately $30.4 million.

Although we have not yet received a deficiency notice from the Nasdaq National Market, we expect to in the near future.   Upon receipt of Nasdaq's notice of deficiency, we will be afforded an opportunity to present the Nasdaq staff with a definitive plan to cure our current deficiencies. If the Nasdaq staff does not find our proposed plan to be sufficiently definitive, they will issue a notice of delisting. Under the Nasdaq rules, we would then have an opportunity to appeal the Nasdaq staff's delisting determination to a Nasdaq Listing Qualifications Panel. The Company's securities will remain listed during the pendency of our appeal to the Listing Qualifications Panel.   We cannot estimate with certainty how long this process will take. Upon the completion of this process, we may be delisted from the Nasdaq National Market and be unable to list on the Nasdaq SmallCap Market.

We currently intend to seek to remain listed on the Nasdaq National Market and/or Nasdaq SmallCap Market. We plan to seek all appropriate "grace periods" and opportunities for appeal under the applicable rules to allow us time to again qualify under the applicable listing requirements. We also anticipate seeking additional financing to increase our stockholders' equity. It is also possible that our market capitalization will increase to a sufficient level in the future. There can be no assurance, however, that we will be able to raise additional financing, realize an increase in our market capitalization, or otherwise remain listed on either the Nasdaq National Market or Nasdaq SmallCap Market.

If we are delisted from the Nasdaq National Market and are unable to list on the Nasdaq SmallCap market, the holders of shares of Series B preferred stock will have the right to require us to redeem their stock. The aggregate redemption price of these shares, as of March 31, 2004 was $12,685,000. We do not currently have sufficient capital resources to redeem these shares. As a result, if the Series B preferred stockholders sought to redeem their shares, we would need to pursue various actions, such as seeking additional financing, selling some or all of our assets, dramatically reducing or discontinuing some or all of our operations, renegotiating the terms of the Series B preferred stock, or potentially filing for bankruptcy protection. We cannot assure you, however that we will be able to successfully raise additional financing, renegotiate the terms of our preferred stock or successfully take the other actions described above. Further, even if we are able to redeem our Series B preferred stock, we may not have sufficient additional capital resources to continue our operations. If we do file for bankruptcy protection, there can be no assurance that we can effectively reorganize under Chapter 11 of the Bankruptcy Code or that we would be able to generate sufficient proceeds from a liquidation under Chapter 7 of the Bankruptcy Code to pay all of our creditors or provide any proceeds to our stockholders.

Delisting would also have other negative effects. Delisting would make our stock more difficult to trade, reduce its trading volume, and further depress our stock price. It could also weaken our ability to secure financing in the capital markets, which could materially impact our business operations and financial condition.

Forward-Looking Statements

Certain statements in this current report on Form 8-K constitute forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause such forward-looking statements not to be realized. These forward-looking statements, include, but are not limited to, our efforts to remain listed on either the Nasdaq National Market or Nasdaq SmallCap Market and our management's intention to seek additional financing or renegotiate the terms of our Series B preferred stock. Such statements reflect our current views and assumptions and are not guarantees of future performance. Factors that could cause actual results to differ materially from the forward-looking statements include changes to the listing standards, policies and procedures of the Nasdaq National Market or Nasdaq SmallCap Market, the nature of our negotiations (if any) with the holders of our Series B preferred stock, fluctuations in our general financial and operating results, changes in our liquidity and capital resources, declines in the market price of our common stock, changes in the capital markets, competition, and general and industry-specific economic conditions. For more information about these and other risks that could affect our forward-looking statements, please see our quarterly report on Form 10-Q for the quarter ended March 31, 2004, annual report on Form 10-K for the year ended December 31, 2003 and other filings we have made with the Securities and Exchange Commission. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law**.**

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: May 20, 2004

/s/ Charles D. Boynton
Charles D. Boynton
Chief Financial Officer